Joint Filing Agreement

Each of the undersigned hereby agrees that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Lincoln National Corporation

Date: January 14, 2026   By: /s/Gordon Huellmantel

Name: Gordon Huellmantel
Title: Senior Vice President

The Lincoln National Life Insurance Company

Date: January 14, 2026   By: /s/Gordon Huellmantel

Name: Gordon Huellmantel
Title: Senior Vice President

Lincoln Financial Investments Corporation

Date: January 14, 2026   By: /s/Gordon Huellmantel

Name: Gordon Huellmantel
Title: Senior Vice President

LVIP Global Growth Allocation Managed Risk Fund,
a series of Lincoln Variable Insurance Products Trust

Date: January 14, 2026   By: /s/Gordon Huellmantel

Name: Gordon Huellmantel
Title: Senior Vice President
LVIP Global Moderate Allocation Managed Risk Fund,
a series of Lincoln Variable Insurance Products Trust

Date: January 14, 2026   By: /s/Gordon Huellmantel

Name: Gordon Huellmantel
Title: Senior Vice President
 LVIP U.S. Growth Allocation Managed Risk Fund,
a series of Lincoln Variable Insurance Products Trust

Date: January 14, 2026   By: /s/Gordon Huellmantel

 Name: Gordon Huellmantel
 Title: Senior Vice President